Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

November 22, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Phoenix India Acquisition Corp. Form S-1 Registration Statement File No. 333-128008

Dear Mr. Reynolds:

On behalf of our client, Phoenix India Acquisition Corp., a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-128008) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 2 responds to the comments set forth in the Staff’s letter dated November 10, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General
1.

The structure of the offering was negotiated by the Company and the underwriter based on market conditions and a general analysis, in terms of cash and leverage ratios, of what it would take, based on managements’ industry knowledge and review of publicly-traded companies in the information technology sectors in India, to acquire a mid-size company in India in the business processing/knowledge processing industry. Disclosure to such effect is set forth in “Underwriting—Pricing of Securities.” In addition, the structure of the offering was determined taking into consideration changing market conditions with respect to “blank check” company offerings in general, particularly during the several month period preceding the Company’s initial filing. We respectfully submit that the principals did not engage in any evaluations or discussions with respect to a prospective business combination prior to the formation of the Company.

Securities and Exchange Commission
November 22, 2005

Prospectus Summary
2.	Bullet point disclosure of the option grants has been added in response to the Staff’s comment.
3.

The disclosure on page six has been expanded to clarify that the expense reimbursement referred to in this section relates to post-business combination expenses, rather than expenses incurred by management in finding a target company and negotiating a business combination.

4.

The disclosure here and in risk factor 12 has been expanded to include a definition of “change of control” as used in this context and the “Conflicts of Interest” section has been expanded to highlight this issue. The change of control language appears in Section 3 of the revised Exhibit 10.4 which has been filed with Amendment No. 2.

Risk Factors
5.	Risk factor 10 has been expanded to reference affiliates.
6.	Risk factor 14 has been deleted in response to the Staff’s comment.
Proposed Business
7.

The Company has considered the disclosure regarding its follow-on acquisition strategy and has made a determination to remove the references to such strategy in light of the fact that (i) the Company’s initial focus will be exclusively on identifying and consummating its first business combination, (ii) a follow-on acquisition will not be a term of or condition to the first business combination, and (iii) any follow on acquisition strategy will depend substantially on the nature and specific terms of such business combination which are unknown at this point in time.

Securities and Exchange Commission
November 22, 2005

Management
8.	The disclosure regarding the litigation involving Mr. Phansalkar has been expanded in response to the Staff’s comment.
Conflicts of Interest
9.

The disclosure has been expanded to clarify that only one of the Company’s officers and directors has a possible conflicting affiliation at this time and that with respect to the other members of management such a conflict could arise from a future affiliation.

10.	In light of the removal of all disclosure regarding the Company’s “follow-on acquisition strategy,” no language has been added to Amendment No. 2 in response to this comment.
Principal Stockholders
11.	The Company and the underwriter have confirmed that there is no intention of increasing the offering size.
12.

The warrant purchase agreement (the “WPA”) satisfies the terms and conditions set forth in the Staff’s response to Key Hospitality’s request for a no-action letter regarding the Regulation M issue in that:

•     The warrant purchase terms are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per warrant, and the total dollar amount committed to the purchase program;

• The WPA has been filed as an exhibit to the registration statement;
• The warrant purchases will be made pursuant to pre-established agreements in accordance with the guidelines in Rule 10b5-1 under the Exchange Act by a registered broker-dealer;
• None of the warrants purchased pursuant to the WPA will be sold or transferred until the completion of a business combination;

Securities and Exchange Commission
November 22, 2005

• All warrant purchases by management and affiliates of the Company will be reported to the Commission and publicly disclosed pursuant to Form 4, Statement of Beneficial Ownership of Securities;

•     Other than the bid represented by the WPA during the restricted period, no warrant bids or purchases pursuant to the WPA will occur until 60 calendar days following the end of the restricted period for the unit distribution;

•     The Company and the brokers with which the insiders contract shall provide to the Division of Market Regulation (the “Division”) promptly upon request, a daily time-sequenced schedule of all warrant purchases made pursuant to the WPA, on a transaction-by-transaction basis, including: (i) size, time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred;

•     Upon request of the Division, the Company and the appointed brokers shall transmit the information as specified in the foregoing paragraph to the Division at its headquarters in Washington, DC within 30 days of its request; and

•     Representatives of the Company and the appointed brokers shall be made available (in person at the offices of the Division in Washington, DC or by telephone) to respond to inquiries by the Division regarding the WPA purchases.

13.	The disclosure has been revised to clarify that the restrictions referred to are those imposed by the escrow agreement.
.	Financial Statements
14.	The aggregate fair value of the UPO, which was inadvertently omitted from the prior filing, has been included in Amendment No. 2.
Recent Sales of Unregistered Securities
15.	The exemption from registration applicable to the issuance of the units and the options has been set forth in Amendment No. 2.

Securities and Exchange Commission
November 22, 2005

Exhibits and Financial Schedules
16.	Exhibit 5.1 has been refiled to include the conformed signature line evidencing our firm’s execution of such opinion.
17.	Exhibit 10.8 has been revised and refiled to clarify that an independent broker-dealer will purchase the warrants pursuant to a 10b-5(1) plan, not Rodman & Renshaw LLC.
18.	The voting agreement applicable to the 3,125,000 shares included in the units issued prior to the IPO is set forth in Exhibit 10.2.
19.	Exhibit 10.10 has been refiled to include the conformed signature line.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Gustavo A. Pauta, at (212) 407-4129.

Sincerely,

/s/ Fran M. Stoller
Fran M. Stoller Loeb & Loeb LLP